FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated July 26, 2018 of Diana Shipping Inc. (the "Company") announcing the Company's financial results for the second quarter and six months ended June 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: July 26, 2018	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
 FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2018
ATHENS, GREECE, July 26, 2018 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today reported net income of $2.0 million and net income attributed to common stockholders of $0.5 million for the second quarter of 2018, compared to a net loss of $23.8 million and a net loss attributed to common stockholders of $25.3 million reported in the second quarter of 2017.
Time charter revenues were $53.4 million for the second quarter of 2018, compared to $37.8 million for the same period of 2017. The increase in time charter revenues was due to increased average time charter rates that the Company achieved for its vessels during the quarter and increased ownership days resulting from the enlargement of the fleet.
Net loss and net loss attributed to common stockholders for the six months ended June 30, 2018 amounted to $1.1 million and $4.0 million, respectively. This compares to a net loss and net loss attributed to common stockholders of $50.3 million and $53.2 million, respectively, for the same period of 2017. Time charter revenues were $101.8 million for the six months ended June 30, 2018, compared to $69.0 million for the same period of 2017.

	Fleet Employment Profile (As of July 25, 2018)
	Diana Shipping Inc.'s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
	22 Panamax Bulk Carriers
1	DANAE	A	$10,000	5.00%	Phaethon International Company AG	22-Dec-17	22-Jan-19 - 7-May-19
	2001 75,106
2	DIONE	A	$10,350	5.00%	Ausca Shipping Limited, Hong Kong	23-Jan-18	23-Mar-19 - 8-Jul-19
	2001 75,172
3	NIREFS	A	$9,400	5.00%	Jaldhi Overseas Pte. Ltd., Singapore	5-May-17	27-Jul-18 - 30-Aug-18	1,2
	2001 75,311
4	ALCYON	A	$8,800	5.00%	Hudson Shipping Lines Incorporated	20-Jul-17	7-Aug-18 - 18-Dec-18	2,3,4
	2001 75,247
5	TRITON	A	$6,500	5.00%	Ausca Shipping Limited, Hong Kong	8-Jun-17	8-Aug-18 - 23-Oct-18	2
	2001 75,336
6	OCEANIS	A	$7,000	5.00%	Ausca Shipping Limited, Hong Kong	30-May-17	6-Aug-18 - 14-Nov-18	2
	2001 75,211
7	THETIS	B	$8,350	5.00%	Ausca Shipping Limited, Hong Kong	14-Jul-17	6-Aug-18 - 14-Oct-18	2
	2004 73,583
8	PROTEFS	B	$7,900	5.00%	Hudson Shipping Lines Incorporated	24-Jun-17	4-Aug-18 - 13-Oct-18	2
	2004 73,630
9	CALIPSO	B	$12,200	5.00%	Glencore Agriculture B.V., Rotterdam	12-Mar-18	28-May-19 - 12-Sep-19
	2005 73,691
10	CLIO	B	$8,550	5.00%	Phaethon International Company AG	9-Jul-17	9-Aug-18 - 9-Nov-18
	2005 73,691
11	NAIAS	B	$10,000	5.00%	Phaethon International Company AG	26-Nov-17	11-Feb-19 - 26-May-19
	2006 73,546
12	ARETHUSA	B	$7,200	5.00%	Noble Resources International Pte. Ltd., Singapore	23-Jan-17	27-Apr-18
			$12,600	5.00%	Glencore Agriculture B.V., Rotterdam	27-Apr-18	27-Apr-19 - 27-Jul-19
	2007 73,593
13	ERATO	C	$10,500	5.00%	Phaethon International Company AG	30-Dec-17	2-Mar-19 - 30-May-19
	2004 74,444
14	CORONIS	C	$9,000	5.00%	Narina Maritime Ltd	16-May-17	30-Jul-18 - 5-Aug-18	2
	2006 74,381
15	MELIA		$9,500	5.00%	Nidera S.P.A., Roma	19-Mar-17	28-Apr-18	5
			$12,000	5.00%	United Bulk Carriers International S.A., Luxemburg	28-Apr-18	28-Sep-19 - 28-Dec-19
	2005 76,225
16	ARTEMIS		$9,000	5.00%	Ausca Shipping Limited, Hong Kong	8-Jul-17	5-Aug-18 - 8-Oct-18	2
	2006 76,942

17	LETO		$12,500	5.00%	Glencore Agriculture B.V., Rotterdam	10-Jan-18	10-May-19 - 25-Aug-19
	2010 81,297
18	SELINA	D	$12,250	5.00%	BG Shipping Co., Limited, Hong Kong	6-Feb-18	6-Jun-19 - 6-Sep-19
	2010 75,700
19	MAERA	D	$11,900	5.00%	Unico Logistics Co., Ltd., Seoul	19-Sep-17	4-Jul-18
			$11,750	5.00%	ST Shipping and Transport Pte. Ltd., Singpore	4-Jul-18	20-Jan-19 - 4-Apr-19
	2013 75,403
20	ISMENE		$12,000	5.00%	DHL Project & Chartering Limited, Hong Kong	16-Sep-17	16-Sep-18 - 16-Dec-18
	2013 77,901
21	CRYSTALIA	E	$11,100	5.00%	Glencore Agriculture B.V., Rotterdam	3-Oct-17	3-Oct-18 - 18-Jan-19
	2014 77,525
22	ATALANDI	E	$5,300	5.00%	Glencore Grain B.V., Rotterdam	26-Mar-16	27-Apr-18
			$13,500	5.00%	Uniper Global Commodities SE, Düsseldorf	27-Apr-18	27-Jun-19 - 27-Sep-19
	2014 77,529
	5 Kamsarmax Bulk Carriers
23	MAIA	F	$10,125	5.00%	Glencore Agriculture B.V., Rotterdam	27-Jul-17	3-Aug-18 - 27-Oct-18	2
	2009 82,193
24	MYRSINI	F	$8,650	5.00%	RWE Supply & Trading GmbH, Essen	8-Jun-17	31-Aug-18 - 31-Dec-18
	2010 82,117
25	MEDUSA	F	$10,000	4.75%	Cargill International S.A., Geneva	6-Jul-17	4-Aug-18 - 6-Oct-18	2
	2010 82,194
26	MYRTO	F	$8,000	4.75%	Cargill International S.A., Geneva	17-Jan-17	25-Apr-18	6
			$14,000	4.75%		25-Apr-18	25-May-19 - 25-Jul-19
	2013 82,131
27	ASTARTE		$9,000	5.00%	Glencore Agriculture B.V., Rotterdam	12-Jun-17	12-Aug-18 - 12-Nov-18
	2013 81,513
	5 Post-Panamax Bulk Carriers
28	ALCMENE		$8,000	4.75%	Cargill International S.A., Geneva	8-Jun-17	7-Aug-18 - 23-Oct-18	2
	2010 93,193
29	AMPHITRITE	G	$11,150	4.75%	Cargill International S.A., Geneva	28-Sep-17	28-Oct-18 - 28-Jan-19
	2012 98,697
30	POLYMNIA	G	$10,100	4.75%	Cargill International S.A., Geneva	15-Mar-17	9-Jul-18
			$16,000	4.75%		9-Jul-18	9-Sep-19 - 9-Dec-19
	2012 98,704
31	ELECTRA	H	$8,000	5.00%	Uniper Global Commodities SE, Düsseldorf	11-Jun-17	3-Aug-18 - 11-Nov-18	2
	2013 87,150
32	PHAIDRA	H	$12,700	5.00%	Uniper Global Commodities SE, Düsseldorf	13-Jan-18	13-Jan-19 - 13-Apr-19	7
	2013 87,146

	14 Capesize Bulk Carriers
33	NORFOLK		$13,250	5.00%	SwissMarine Services S.A., Geneva	1-Dec-17	1-Sep-19 - 1-Dec-19
	2002 164,218
34	ALIKI		$10,300	5.00%	SwissMarine Services S.A., Geneva	14-Feb-17	9-Apr-18
			$18,000	5.00%		9-Apr-18	9-Dec-19 - 9-Feb-20
	2005 180,235
35	BALTIMORE		$11,300	4.75%	Cargill International S.A., Geneva	16-Feb-17	28-May-18
			$18,050	5.00%	Koch Shipping Pte. Ltd., Singapore	6-Jun-18	22-May-19 - 21-Aug-19
	2005 177,243
36	SALT LAKE CITY		$9,000	5.00%	Uniper Global Commodities SE, Düsseldorf	20-Jan-17	1-May-18
			$16,250	4.75%	Cargill International S.A., Geneva	1-May-18	1-Jan-19 - 1-Mar-19
	2005 171,810
37	SIDERIS GS	I	$13,000	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	21-Jun-17	8-Aug-18 - 21-Nov-18	2
	2006 174,186
38	SEMIRIO	I	$14,150	5.00%	Koch Shipping Pte. Ltd., Singapore	21-May-17	5-Aug-18 - 21-Sep-18	2
	2007 174,261
39	BOSTON	I	$17,000	5.00%	EGPN Bulk Carrier Co., Limited, Hong Kong	6-Dec-17	6-Apr-19 - 6-Jul-19
	2007 177,828
40	HOUSTON	I	$10,000	5.00%	SwissMarine Services S.A., Geneva	17-Feb-17	9-May-18	8
			$19,000	5.00%		9-May-18	25-Jan-19 - 24-Apr-19
	2009 177,729
41	NEW YORK	I	$16,000	5.00%	DHL Project & Chartering Limited, Hong Kong	2-Feb-18	2-Jun-19 - 2-Sep-19
	2010 177,773
42	SEATTLE	J	$11,700	5.00%	Koch Shipping Pte. Ltd., Singapore	8-Feb-17	30-Jul-18	2,9
	2011 179,362
43	P. S. PALIOS	J	$10,550	5.00%	Koch Shipping Pte. Ltd., Singapore	27-Jan-17	24-May-18
			$17,350	5.00%		24-May-18	9-Jun-19 - 24-Aug-19
	2013 179,134
44	G. P. ZAFIRAKIS	K	$15,000	5.00%	RWE Supply & Trading GmbH, Essen	14-Aug-17	29-Sep-18 - 14-Jan-19
	2014 179,492
45	SANTA BARBARA	K	$12,000	4.75%	Cargill International S.A., Geneva	24-Jan-17	24-Apr-18
			$20,250	4.75%		24-Apr-18	9-Oct-19 - 9-Dec-19
	2015 179,426
46	NEW ORLEANS		$21,000	5.00%	SwissMarine Services S.A., Geneva	24-Mar-18	24-Feb-19 - 24-Apr-19
	2015 180,960

	4 Newcastlemax Bulk Carriers
47	LOS ANGELES	L	BCI_2014 5TCs AVG + 14%	5.00%	SwissMarine Services S.A., Geneva	22-Jan-17	16-Apr-18
			$19,150	5.00%		16-Apr-18	1-Jan-19 - 16-Apr-19
	2012 206,104
48	PHILADELPHIA	L	$15,500	5.00%	Koch Shipping Pte. Ltd., Singapore	14-Mar-17	13-May-18	10,11
			$20,000	5.00%		18-Jun-18	3-Feb-20 - 18-May-20
	2012 206,040
49	SAN FRANCISCO	M	$11,750	5.00%	Koch Shipping Pte. Ltd., Singapore	5-Jan-17	14-May-18
			$24,000	5.00%		14-May-18	4-Mar-19 - 24-May-19
	2017 208,006
50	NEWPORT NEWS	M	BCI_2014 5TCs AVG + 24%	5.00%	SwissMarine Services S.A., Geneva	10-Jan-17	10-Nov-18 - 10-Mar-19
	2017 208,021

* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Vessel off-hire for drydocking from April 24, 2018 to May 13, 2018.
2 Based on latest information.
3 Vessel off-hire for drydocking from May 11, 2018 to May 30, 2018.
4 Vessel off hire for unscheduled maintenance from May 30, 2018 to July 10, 2018.
5 Since September 17, 2017, Charterers have changed to COFCO Agri Freight SA.
6 Charterers have agreed to pay the weighted average of the Baltic Panamax 4 T/C routes, as published by the Baltic Exchange on April 17, 2018 plus 15%, for the excess period commencing from April 17, 2018. If such a hire is less than the current rate, then the current rate of US$8,000 to apply.

7 Vessel off-hire for drydocking from April 22, 2018 to May 30, 2018.
8 The charter rate was US$5,150 for the first fifteen (15) days of the charter period.
9 The compensation for the overlapping period from July 23, 2018 till the actual redelivery date, which is beyond the maximum contractual period, is still pending to be agreed between Owners and Koch Shipping Pte. Ltd., Singapore.

10 Charterers have agreed to pay the weighted average of the Baltic Capesize 5 T/C routes, as published by the Baltic Exchange on May 2, 2018 plus 15%, for the excess period commencing from May 2, 2018.

11 Vessel on unscheduled maintenance from May 13, 2018 to June 18, 2018.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$53,445	$37,752	$101,810	$69,040
Voyage expenses	763	2,059	2,840	3,119
Vessel operating expenses	24,561	22,324	47,491	43,640
Net income/(loss)	1,956	(23,819)	(1,096)	(50,290)
Net income/(loss) attributed to common stockholders	514	(25,261)	(3,980)	(53,174)
FLEET DATA
Average number of vessels	50.0	49.4	50.0	48.6
Number of vessels	50.0	51.0	50.0	51.0
Weighted average age of vessels	8.9	7.9	8.9	7.9
Ownership days	4,550	4,491	9,050	8,804
Available days	4,475	4,367	8,919	8,643
Operating days	4,383	4,271	8,818	8,472
Fleet utilization	97.9%	97.8%	98.9%	98.0%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$11,773	$8,173	$11,097	$7,627
Daily vessel operating expenses (2)	$5,398	$4,971	$5,248	$4,957

________________________
(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information
The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, July 26, 2018.
Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.
A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13681280.
About the Company
Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017

REVENUES:
Time charter revenues	$53,445	$37,752	$101,810	$69,040

EXPENSES:
Voyage expenses	763	2,059	2,840	3,119
Vessel operating expenses	24,561	22,324	47,491	43,640
Depreciation and amortization of deferred charges	13,050	21,646	26,027	42,719
General and administrative expenses	6,728	6,651	13,718	12,438
Management fees to related party	600	440	1,200	861
Other loss/(gain)	(502)	176	(178)	245
Operating income/(loss)	8,245	(15,544)	10,712	(33,982)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(7,346)	(6,687)	(14,293)	(13,076)
Interest and other income	1,062	928	2,475	1,568
Gain/(loss) from equity method investments	(5)	(2,516)	10	(4,800)
Total other expenses, net	(6,289)	(8,275)	(11,808)	(16,308)
Net income / (loss)	$1,956	$(23,819)	$(1,096)	$(50,290)

Dividends on series B preferred shares	(1,442)	(1,442)	(2,884)	(2,884)
Net income / (loss) attributed to common stockholders	514	(25,261)	(3,980)	(53,174)

Earnings / (loss) per common share, basic and diluted	$-	$(0.26)	$(0.04)	$(0.60)
Weighted average number of common shares, basic and diluted	103,959,717	96,691,952	103,544,233	89,015,484

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
				(audited)
Net income/(loss)	$1,956	$(23,819)	$(1,096)	$(50,290)
Other comprehensive loss (Actuarial loss)	(8)	(7)	(16)	(14)
Comprehensive income/(loss)	$1,948	$(23,826)	$(1,112)	$(50,304)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	June 30, 2018	December 31, 2017*
ASSETS	(unaudited)

Cash and cash equivalents	$82,345	$40,227
Due from related parties	33,953	82,660
Other current assets	17,106	15,874
Vessels, net of depreciation	1,030,371	1,053,578
Other fixed assets, net	22,499	22,650
Restricted cash	25,582	25,582
Investments in related parties	3,259	3,249
Other non-current assets	3,878	2,902
Total assets	$1,218,993	$1,246,722

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of deferred financing costs	$571,916	$601,384
Other liabilities	22,654	20,580
Total stockholders' equity	624,423	624,758
Total liabilities and stockholders' equity	$1,218,993	$1,246,722

*	The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended June 30,		Year ended June 30,
	2018	2017	2018	2017

Net Cash provided by operating activities	$17,986	$3,513	$27,791	$2,921
Net Cash provided by / (used in) investing activities	17,135	(107,691)	47,325	(165,712)
Net Cash provided by / (used in) financing activities	$(17,059)	$63,749	$(32,998)	$109,422